Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO — NOVEMBER 7, 2007 — BIOFUEL ENERGY CORP. (NASDAQ:BIOF), a development stage ethanol production company, today announced its quarterly results.  For the three months ended September 30, 2007, the Company recorded a loss of $967,900 or $0.06 a share.  The Company expects its first two ethanol plants to become operational in early 2008.  In the interim, the Company is engaged in finishing construction of its initial facilities and finalizing preparations for commencing operation.  Except for interest income, the Company does not expect to report revenues until its plants come on line.  The Wood River, Nebraska and Fairmont, Minnesota plants will each have a nameplate capacity of 115 million gallons a year of fuel grade ethanol.  Cargill, Incorporated will supply the corn required by the initial plants and market their output of ethanol and distillers grain.

The roughly $1.0 million quarterly loss was due to $2.6 million of overhead and administrative costs, offset by $854,700 of interest income.  Costs incorporated $1,394,900 of compensation expense, including non-cash charges of $267,900 related to options and restricted stock grants.  Many of the Company’s other costs, including interest, are being capitalized until its plants become operational.

During the quarter, the Company expended $71.2 million on the construction of the Wood River and Fairmont facilities. Through September 30th, a cumulative total of $225.8 million had been spent on their construction.  Based on remaining amounts due under the turnkey construction contracts and an estimate of costs to complete those aspects of construction which lie outside the turnkeys’ scope, the Company estimates that a further $85 million to $95 million will be expended to complete the facilities, exclusive of corporate overhead and financing charges.  This equates to a total plant construction cost of approximately $1.35 to $1.40 per gallon. As previously reported, plans to begin construction of a third plant have been delayed due to industry conditions, primarily high corn prices, low ethanol prices, and high construction costs.

In the third quarter, the Company retired $30.0 million of subordinated debt, leaving $20.0 million outstanding.  At September 30th, $64.0 million had been drawn on the bank facility.  As of that date, the Company held approximately $60.0 million of cash in an interest bearing account.  Subsequent to quarter end, the Company announced a $7.5 million stock repurchase plan.  Through November 6th, 59,442 shares had been repurchased at an average price of $5.18 per share.

Commenting, Mr. Thomas J. Edelman, the Company’s Chairman said, “Despite a modest price recovery in recent weeks, ethanol continues to trade at a surprisingly large discount to gasoline.  Regardless, we remain convinced of the important role ethanol will play in our country’s supply of vehicle fuel and the opportunities that will provide the best ethanol producers.  With our plants steadily moving towards completion, we look forward to keeping you apprised of our progress.”

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Registration Statement on Form S-1.

BioFuel Energy is a development stage company currently engaged in constructing two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

###

Contact:	David J. Kornder	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 592-8110
dkornder@bfenergy.com

BioFuel Energy Corp.

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
Summary Income Statement	2007	2006	2007	2006 (a)
Revenues	$—	$—	$—	$—

Expenses
Compensation expense	1,394,894	2,269,777	4,010,783	7,250,477
Other	1,249,190	814,522	2,558,491	918,817
Total expenses	2,644,084	3,084,299	6,569,274	8,169,294

Interest income	854,680	2,537	1,067,971	2,537

Loss before minority interest	(1,789,404)	(3,081,762)	(5,501,303)	(8,166,757)

Minority interest in loss of BioFuel Energy, LLC	(821,536)	(2,217,818)	(4,092,267)	(5,834,225)
Net loss	(967,868)	(863,944)	(1,409,036)	(2,332,532)

Beneficial conversion charge	—	—	(1,327,357)	—

Net loss to common shareholders	$(967,868)	$(863,944)	$(2,736,393)	$(2,332,532)

Loss per share - basic and diluted	$(0.06)	$(0.17)	$(0.30)	$(0.46)

Weighted average shares outstanding
Basic	15,235,446	5,042,104	9,068,798	5,042,104
Diluted (b)	33,295,424	5,042,104	16,278,574	5,042,104

Summary Balance Sheet	September 30, 2007	December 31, 2006
Cash and equivalents	$60,297,759	$27,238,517
Prepaid expenses	285,162	469,298
Property, plant and equipment, net	240,987,713	82,892,413
Restricted cash	2,155,086	—
Debt issuance costs, net	9,049,749	9,404,273
Deferred offering costs	—	1,469,638
Other assets	105,699	7,273
Total assets	$312,881,168	$121,481,412

Total current liabilities	28,834,063	19,818,402
Construction retainage	—	3,017,087
Long-term debt, net of current portion	83,040,000	—
Tax financing, net of current portion	5,828,521	—
Other liabilities	202,206	—
Total liabilities	117,904,790	22,835,489

Minority interest	71,923,542	74,026,510
Stockholders’ equity	123,052,836	24,619,413
Total liabilities and stockholders’ equity	$312,881,168	$121,481,412

Other Information
Senior bank facility - construction loan	$210,000,000
Amounts borrowed at September 30, 2007	(64,000,000)
Available borrowings for construction	$146,000,000
Total shares oustanding	33,391,000

(a) Period is from the Company’s inception on April 11, 2006 to September 30, 2006

(b) Diluted shares are not utilized in the GAAP loss per share calculation as they are anti-diluitive.